BHP Billiton Offer for Rio Tinto

6 February 2008

Marius Kloppers Chief Executive Officer



Disclaimer

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc ("BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offer for Rio Tinto Ltd and Rio Tinto plc ("Rio Tinto"). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.

Information about Rio Tinto is based on public information which has not been independently verified.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto's and Alcan's filings with the SEC, including Rio Tinto's Annual Report on Form 20-F for the fiscal year-ended December 31, 2006 and Alcan's Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

bhpbilliton

Disclaimer (continued)

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus ("Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Ltd Shares

BHP Billiton Ltd is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Ltd Offer. Accordingly, Rio Tinto Ltd shareholders should carefully consider the following:

The Rio Tinto Ltd Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Ltd Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Ltd otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

References in this presentation to "$" are to United States dollars unless otherwise specified.

bhpbilliton

Background to the offer

- Early 2007: BHP Billiton discussed a merger of equals. This concept was rejected by Rio Tinto

- 1 November 2007: BHP Billiton made a confidential proposal to combine the companies. Rio Tinto rejected the proposal and refused to enter discussions

- 8 November 2007: BHP Billiton confirmed it had approached Rio Tinto with a proposal

- 12 November 2007: BHP Billiton announced the proposal following market speculation. Since then:

    - Global roadshow has indicated a clear understanding of the industrial logic of the combination

    - Rio Tinto has refused to engage to discuss the proposal

- 21 December 2007: BHP Billiton required to "put up or shut up" by 6 February 2008

- 1 February 2008: Chinalco acquires a c.12% stake in Rio Tinto plc

- 6 February 2008: BHP Billiton is announcing offers for all of the outstanding shares of Rio Tinto

BHP Billiton offer for Rio Tinto

Rio Tinto plc Offer:

- Rio Tinto plc shareholders will receive 3.4 BHP Billiton shares for every Rio Tinto plc share held
    - 80% in BHP Billiton Plc shares
    - 20% in BHP Billiton Ltd shares

    With a "mix and match" facility

- Separate US offer (which forms part of the Rio Tinto plc Offer) to:
    - US resident shareholders of Rio Tinto plc shares
    - All holders of Rio Tinto plc ADRs

- UK CGT rollover relief expected to be available for UK resident shareholders accepting the Rio Tinto plc Offer if there are approximately 70% acceptances under the Rio Tinto plc Offer

Rio Tinto Ltd Offer:

- Rio Tinto Ltd shareholders will receive 3.4 BHP Billiton Ltd shares for every Rio Tinto Ltd share held

- If compulsory acquisition is reached in the Rio Tinto Ltd Offer, then Australian CGT rollover relief is expected to be available for Australian resident shareholders accepting the Rio Tinto Ltd Offer[a]

Notes:
a) To reach the compulsory acquisition thresholds in respect of Rio Tinto Ltd, some or all of the Rio Tinto plc holding in Rio Tinto Ltd will need to be accepted into the Rio Tinto Ltd Offer by Rio Tinto plc or ASIC will need to provide relief from the Australian Corporations Act. ASIC has indicated that it would consider an application for this relief, if it becomes apparent that the Rio Tinto plc holding is having a clear defensive effect.

bhpbilliton

BHP Billiton offer for Rio Tinto

- Offers are inter-conditional

- Subject to pre-conditions relating to certain anti-trust clearances in the EU, the US, Australia, Canada and South Africa and FIRB approval in Australia

- Conditional on more than 50% acceptances in respect of publicly-held shares

- Subject to BHP Billiton shareholder approval and other terms and conditions set out in the offer announcement

- Maintenance of BHP Billiton's progressive dividend policy

- Proposed initial share buyback of up to US$30bn following completion if the offer is successful[a]

  - Buyback and any refinancing of Rio Tinto's borrowings to be funded through a combination of a US$55bn committed bank financing facility, cash flow from operations, asset disposal proceeds and, if required, debt financing

- Target single A credit rating

- DLC structure maintained

Notes:
a) i.e. if BHP Billiton acquires 100% of the shares in Rio Tinto Limited and Rio Tinto plc on the 3.4:1 offer terms announced today.

Unlocking value – Why a combination with Rio Tinto?

- Combined entity will have a unique portfolio of tier 1 assets
    - Enhanced ability to optimise and high-grade portfolio
    - Greater diversity and reduced value at risk
    - Combination makes sense in both a rising and a falling market
- Uniquely positioned to meet the growing demands of the global economy – largely driven by China growth
- Expected material quantifiable synergies and financial benefits unique to this combination[a]
    - US$1.7bn nominal per annum from cost savings
    - US$2.0bn additional nominal per annum primarily from volume acceleration
    - Other combination benefits
- Broader stakeholders will benefit
    - Customers – more product, more quickly and more efficiently
    - Communities, employees and developing countries

Notes:
a)   Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix IV of BHP Billiton's announcement dated 6-Feb-2008. Full run rate synergies expected by year 7.

bhpbilliton

Pre-approach the fair value share exchange ratio was 2.4:1



Exchange ratio
Rio Tinto 2006 results
Rumours of Rio Tinto offer for Alcan
Rio Tinto offer for Alcan
BHP Billiton confirms approach to Rio Tinto Board
Rumours of a potential BHP Billiton bid
Rio Tinto 1H 2007 Results
BHP Billiton 2007 Results
3.4
2.4
3.5x
3.3x
3.1x
2.9x
2.7x
2.5x
2.3x
2.1x
1.9x
1-Jan-07
4-Mar-07
5-May-07
6-Jul-07
6-Sep-07
7-Nov-07
Nil premium exchange ratio
Offer
Average since Alcan offer

Source: Datastream

Note: 2:4 to 1 average exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. Average represents period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007). Shares outstanding as at 31-Oct-2007.

Change in Rio Tinto market capitalisation relative to index[a][b]
(US$bn)



8-Nov:
BHP Billiton confirms approach to Rio Tinto

26-Nov:
Rio Tinto Investor Presentation

12-Dec:
BHP Billiton Investor Presentation

15-Jan:
Day one of Rio Tinto Pilbara media visit

Change in Rio Tinto market cap

Source: Datastream

a) The mining index represents all mining companies with a market capitalisation over US$20bn on 7-Nov-2007, excluding Xstrata, precious metals and Shanghai-listed companies. Index comprises Alcoa, Anglo American, Freeport McMoRan, Norilsk Nickel, Southern Copper, Teck Cominco and Vale.

b) Chart represents the sum of the change in market capitalisation of each of Rio Tinto plc and Rio Tinto Ltd at each date to 31-Jan-2008 relative to its market capitalisation on 7-Nov-2007, in respect of Rio Tinto plc, and 8-Nov-2007, in respect of Rio Tinto Ltd, adjusted by the movement in the mining index from 7-Nov-2007 to that date and converted to US$ at the spot exchange rate for that date.

The background to our offer

- All share consideration – relative value matters, not absolute value

- BHP Billiton has outperformed Rio Tinto based on total shareholder return since the establishment of the BHP Billiton DLC

- Prior to BHP Billiton's approach on 1 November 2007 we believe Rio Tinto was fairly valued by the market relative to BHP Billiton

- A responsible offer

  - Compelling offer for Rio Tinto shareholders

  - Delivering value to BHP Billiton shareholders

3.4:1 is a compelling value uplift for Rio Tinto shareholders

- SER = 3.4:1 up from 2.4:1[a]

- 44% of the combined company, up from 36%[a]

- We believe that in the absence of our offer this value uplift is simply not available to Rio Tinto shareholders on a standalone basis



Relative market capitalisation[a]

Legend: Offer | Relative Market Capitalisation

Source: Datastream.

a) Implied ratio of 2.4:1 and 36% holding of combined group based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10, Rio Tinto plc and Rio Tinto Ltd closing share prices of £44.90 and A$110.00, respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 31-Oct-2007. Calculated before proposed initial share buyback; assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares. Chart commences day prior to announcement of Rio Tinto's offer for Alcan.

3.4:1 is a compelling value uplift for Rio Tinto shareholders

- 45% premium to the combined volume weighted average market capitalisation[a]

  – 21% premium to the combined market capitalisation based on closing share prices on 4 February 2008[b]

- We believe that in the absence of our offer this value uplift is simply not available to Rio Tinto shareholders on a standalone basis

Precedent mega cap resources all stock transactions
(Premium, %)[c]



RT Z/ CRA	5%
BHP/ Billiton	10%
Chevron/ Texaco	25%
BP/ ARCO	27%
Exxon/ Mobil	28%
TotalFina/ Elf Aquitaine	30%
BP/ Amoco	32%
BHP Billiton/ Rio Tinto	45%

Median: 27%[d]

Source: SDC, company filings and press articles.
a) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings e.g. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.
b) Premium based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on 7-Nov-2007 and Rio Tinto Ltd of A$113.40 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £16.49 and A$39.32 respectively on 4-Feb-2008. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings e.g. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 4-Feb-2008 and exchange rates of 1.976 US$/£ and 0.910 US$/A$ as at 4-Feb-2008.
c) Includes all resources transactions over US$20B from 1-Jan-1980 to 31-Jan-2008 with all stock consideration, excluding Royal Dutch Shell unification and Statoil / Norsk Hydro. Offer premium based on the one month VWAP of each acquirer and target ending on the last undisturbed trading day for the target.
d) Median excludes BHP Billiton / Rio Tinto.

bhpbilliton

Transaction is value enhancing for BHP Billiton shareholders

- Pro-rata exposure to post combination synergies

  - Quantified incremental EBITDA expected to grow to estimated US$3.7bn[a] per annum

- Strengthened asset portfolio and future growth and growth options

- Cash flow per share accretive from the first full fiscal year following completion[b]

- Earnings per share accretive from the first full fiscal year following completion[c]

- Opportunity to participate in the proposed initial share buyback of up to US$30bn[d]

- Progressive dividend policy to be maintained

- Benefits only achievable by this combination

Notes:
a) Full run rate synergies expected to be achieved by Year 7. Nominal terms assumes US inflation of 2.5%.
b) After adjusting for the proposed share buyback.
c) After adjusting for the proposed share buyback and excluding depreciation on the write-up of Rio Tinto's assets.
d) Assumes BHP Billiton acquires 100% of the shares in Rio Tinto Ltd and Rio Tinto plc.

bhpbilliton

Regulatory approvals

- Posting of offer documentation is subject to pre-conditions relating to certain anti-trust clearances in the EU, the US, Australia, Canada and South Africa and FIRB approval in Australia

- Necessary regulatory reviews expected to be completed during the second half of 2008

- Pre-notification discussions are in progress with the European Commission

- Formal notification expected to be filed with the European Commission in the first quarter of 2008

- Transaction timetable incorporates scope for EU merger control process to involve Phase II investigation completing in the second half of 2008

- Preliminary contacts made with relevant anti-trust authorities in the US, Australia, Canada and South Africa and formal notifications will be filed in those jurisdictions in due course

- Following detailed analysis, BHP Billiton believes regulatory concerns can be addressed without meaningfully impacting the benefits of the combination

bhpbilliton

BHP Billiton – Superior production growth has delivered superior returns for shareholders

Production growth[a]
(Index: FY2001 production = 100)



BHP Billiton
8% CAGR

Rio Tinto
4% CAGR

Market capitalisation[b]
(US$bn)



BHP Billiton
CAGR: 37%
US$230bn

Rio Tinto
CAGR: 29%
US$122bn

US$31bn

US$24bn

Notes:
a) Source: Rio Tinto production numbers sourced from 2006 Annual and 2007 Half-Year Reports. Note: Production shown for the comparable 12 months ending 30-June for both BHP Billiton and Rio Tinto. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates. Excludes production from sold/ceased operations. Production growth does not include production for the six month period ending 31-Dec-2007.
b) Source: Datastream and financial reports and company filings of BHP Billiton and Rio Tinto. Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29-Jun-2001 to 31-Oct-2007, BHP Billiton undertook share buybacks of US$11.4bn and Rio Tinto undertook share buybacks of US$4.8bn and paid a special dividend of US$1.5bn in 2006.

Summary

- BHP Billiton approached Rio Tinto on 1 November 2007 and considers that pre-approach the companies' market capitalisations demonstrated fair relative value

- This fair value is represented by a SER of 2.4:1, with Rio Tinto shareholders entitled to 36% of the combination[a]

- Since the date of the proposal and the subsequent announcement of the proposal terms

    – Global roadshows have confirmed shareholders have a clear understanding of the compelling industrial logic of the deal

    – Nothing has changed BHP Billiton's view on relative fair trading value

- BHP Billiton is now directly offering Rio Tinto shareholders a material 45%[b] premium for control, continued participation in the combined company, and an opportunity to capture a pro rata share of the unique value unlocked by the combination

- This offer is compelling for Rio Tinto shareholders

Notes:
a) Implied ratio of 2.4:1 and 36% holding of combined group based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10, Rio Tinto plc and Rio Tinto Ltd closing share prices of £44.90 and A$110.00, respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 31-Oct-2007. Calculated before proposed initial share buyback; assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.
b) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.

Appendix



Indicative timetable

Event	Date
Satisfaction of regulatory approval pre-conditions	Second half of 2008
Posting of offer documents for Rio Tinto plc Offer and Rio Tinto Ltd Offer to shareholders	**Day 0** (Within 28 days after the pre-conditions are satisfied)
Last date for fulfilment of minimum acceptance condition in Rio Tinto plc Offer	Day 60
Last date for fulfilment of all conditions to the Rio Tinto plc Offer and all conditions to the Rio Tinto Ltd Offer (because offers are inter-conditional)	Day 81
First date for delivery of consideration under the offers	Within 14 days after the offers become wholly unconditional



bhpbilliton